UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170123

DIVISION OF
CORPORATION FINANCE

February 10, 2017

Tiffany R. Benjamin
Eli Lilly and Company
benjamin_tiffany_r@lilly.com

Re: Eli Lilly and Company
Incoming letter dated December 23, 2016

Dear Ms. Benjamin:

This is in response to your letter dated December 23, 2016 concerning the shareholder proposal submitted to Lilly by Mercy Investment Services, Inc. et al. We also have received a letter on the proponents' behalf dated January 23, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

February 10, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eli Lilly and Company
Incoming letter dated December 23, 2016

The proposal requests that the board issue a report listing the rates of price increases year-to-year of the company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for the company.

There appears to be some basis for your view that Lilly may exclude the proposal under rule 14a-8(i)(7), as relating to Lilly's ordinary business operations. In this regard, we note that the proposal relates to the rationale and criteria for price increases of the company's top ten selling branded prescription drugs in the last six years. Accordingly, we will not recommend enforcement action to the Commission if Lilly omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 23, 2017

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Eli Lilly and Company

Dear Sir/Madam:

I have been asked by Mercy Investment Services, Inc., Trinity Health, Bon Secours Health Systems, Inc., Catholic Health Initiatives, Mercy Health, the Ursuline Sisters of Tildonk (U.S. Province), the American Baptist Home Mission Society and Friends Fiduciary Corporation (hereinafter referred to jointly as the "Proponents"), each of which is the beneficial owner of shares of common stock of Eli Lilly and Company (hereinafter referred to either as "Lilly" or the "Company"), and who have jointly submitted a shareholder proposal to Lilly, to respond to the letter dated December 23, 2016, sent to the Securities & Exchange Commission by the Company, in which Lilly contends that the Proponents' shareholder proposal may be excluded from the Company's year 2017 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Lilly's year 2017 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests the Company to prepare a report delineating the price increases of the Company's ten top selling drugs during the past several years, the "rationale and criteria" underlying any such price increases and an "assessment of the legislative, regulatory, reputational and financial risk" arising from any such increases.

RULE 14a-8(i)(7)

There are some matters as to which there is no disagreement. These include that proposals dealing with the pricing of products normally are matters of "ordinary business". However, it is equally clear that proposals that deal with ordinary business matters, but which nevertheless raise significant policy issues for the registrant, may not be excluded under Rule 14a-8(i)(7). Release 34-12599 (Nov. 22, 1976); Release 34-40,018 (May, 21, 1998).

It is abundantly clear that the pricing of their drugs by is a significant policy concern for drug manufacturers. It should not be necessary to rehearse this proposition for the Staff since they have already frequently so held. See, e.g., *Celgene Corp.* (March 19, 2015); *Vertex Pharmaceuticals Inc*. (Feb. 25, 2015); *Gilead Sciences, Inc.* (Feb. 23, 2015).

Since those letters, the significance of drug pricing as a policy matter for drug manufactures has only increased, with widespread public outrage; Congressional hearings re Valeant and Turing in February, 2016, where evidence showed increases of up to fifty times and where the former CEO of Turing took the Fifth Amendment (see New York Times articles of February 3, 2016: "Martin Shkreli All But Gloated Over Hugh Drug Price Increases, Memos Show" and February 5, 2016: "Martin Shkreli Invokes the Fifth Amendment During Grilling by Congress"; and the more recent EpiPen pricing scandal . Most recently,

President Trump said that the pharmaceutical companies were "getting away with murder" and vowed that the Federal government would negotiate drug prices. (New York Times article of January 11, 2017: "Trump Says Pharma 'Getting Away With Murder', Stocks Slide".

The various letters cited by the Company in the third full paragraph on page 2 of its letter are inapposite. The proposals with respect to which the Staff letters were written were unrelated to drug pricing and furthermore, on their face, raised no significant policy issue for the registrant.

The Company attempts to avoid the clear Staff decisions that state that drug pricing is a significant policy issue for drug manufacturers by claiming that the instant proposal does not focus on "access to medicine', but rather on "drug pricing". (First full paragraph, page 3 of the Company's letter.) We submit that this is a distinction without a difference. Indeed the Company's own description of the Staff letters, which it calls the "Pricing Policy Letters" (the *Eli Lilly, Bristol Myers* and *Warner Lampert* letters), are each described by the Company itself as involving proposals that requested a policy of "price restraint". That is a perfect description of the Proponents' shareholder proposal.

Furthermore, the Proponents' shareholder proposal refers frequently to access to medicine. For example, the Supporting Statement says:

> *Current price increases severely limit access to life-saving medicines,* particularly for economically challenged patients: this has serious repercussions for public health. (Emphasis supplied.)

Similarly, the fourth whereas clause refers to the fact that 25% of people in the US have "difficulty affording their prescription medicines" and that 43% of people either failed to fill their prescriptions or took reduced amounts because of the cost of the medicine.

Drug pricing and access to medicine are not separate spheres. They are one and the same thing. This is readily apparent simply by examining the "Pricing Policy Letters" themselves. For example, the shareholder proposal at issue in the *Eli Lilly* letter had the same mixture of references to price increases and to access to medicine as does the Proponents' shareholder proposal. Thus, the proposal to Lilly in 1993 read as follows:

> WHEREAS the cost of prescription drugs has skyrocketed since 1980, and has become a severe burden for millions of elderly and low-income Americans.
>
> Eli Lilly and Company has been increasing the price to wholesalers of its commonly prescribed drugs at three times the general inflation rate for the past twelve years.
>
> Eli Lilly and Company maintains a discriminatory pricing policy that includes deep discounts for institutional buyers, while offering no discounts whatever to pharmacies who sell prescription drugs to the public. This policy has meant sharply higher prices for those who can afford them the least.
>
> Six major drug companies have made public pledges to address this problem by limiting future price increases. Eli Lilly and Company's refusal to commit itself to a policy of price restraint violates its corporate pledge to conduct its activities with a "customer orientation."
>
> Eli Lilly and Company's excessive price increases have contributed to bringing us to the brink of federal action to control drug prices.
>
> RESOLVED that the shareholders request the Board of Directors to seek input on pricing policy from consumer groups, and adopt a policy of price restraint by November 1, 1993.

In short, the purported distinction between proposals dealing with drug pricing and access to medicine is wholly without merit. Indeed, it is preposterous.

Nor do the two Staff letters cited in that paragraph provide even a scintilla of support to the Company's position. References to risks, such as "legislative, regulatory, reputational and financial", no longer result in the automatic exclusion of a shareholder proposal under Rule 14a-8(i)(7). SLB 14E (October 27, 2009). Rather exclusion depends on whether the evaluation of risk focuses on a significant policy issue for the registrant, as it clearly does in the instant case. The *Amazon* letter dealt with a proposal that focused on a topic that the Staff has consistently held *not* to raise a significant policy issue *for the registrant*, which was a retailer, even though the product might raise a significant policy issue for the manufacturer. It is therefore not relevant to the instant situation.

Similarly, the *Sprint Nextel* letter dealt with legal compliance, a topic routinely excluded under Rule 14a-8 (i)(7).

Finally, the Company attempts to argue that the proposal "micromanages" the Company's business. It is true that the proposal requests disclosure of certain data, namely the percentage price increase for its top selling drugs. This is not too intricate a matter for shareholders to understand. Indeed, it “micromanages” significantly less than the proposals that were deemed not to micromanage in *Celgene Corp* (March 9, 2015), *Vertex Pharmaceuticals Inc*. (February 25, 2015) and *Gilead Sciences, Inc*. (February 23, 2015). In each of those letters the proposal read as follows:

> "RESOLVED, that shareholders [request the Company to report . . . on the risks to [the Company] from rising pressure to contain U.S. specialty [i.e. those costing more than $600 per month] drug prices. . . . The report should address [the Company]'s response to risks created by:
>
> The relationship between [the Company]'s specialty drug prices and each of clinical benefit, patient access, the efficacy and price of alternative therapies, drug development costs and the proportion of those costs borne by academic institutions, foundations or the government;
>
> Price disparities between the U.S. and other countries and public concern that U.S. patients and payers are shouldering an excessive proportion of the cost burden; and
>
> Price sensitivity of prescribers, payers and patients. "
>
> . [In the Gilead and Celgene proposal was added:] The possibility that pharmacoeconomics techniques such as cost-effectiveness studies will be relied on more by payers in making specialty drug reimbursement decisions.

It is clear beyond cavil that the Proponents’ shareholder proposal is far less intrusive, involves far less detail, probes far less deeply into matters of a complex nature. and is far more within the competency of shareholders to evaluate, than was the case with respect to the proposals in in the *Celgene*, *Gilead* and *Vertex* letters.

In short, it is clear beyond any doubt, reasonable or otherwise, that the Proponents’ shareholder proposal does not involve micromanaging, but rather the proposal focuses on Lilly’s fundamental business strategy with respect to its pricing policies for pharmaceutical products

For the foregoing reasons, the Company has failed to carry its burden of proving that the Proponents’ shareholder proposal is excludable by virtue of Rule 14a-8(i)(7).

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Keir Gumbs
All proponents
Josh Zinner

December 23, 2016

Eli Lilly and Company

Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.
+1.317.276.2000
www.lilly.com

VIA E-MAIL: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of Mercy Investment Services et al.

Dear Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Eli Lilly and Company (the "Company") to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders a shareholder proposal and supporting statement (the "Proposal") received from Mercy Investment Services (the "Lead Proponent") and Friends Fiduciary Corporation, Trinity Health, Ursuline Sisters of Tildonk, U.S. Province, the American Baptist Home Mission Society, Daughters of Charity, Inc., Mercy Health, Catholic Health Initiatives and Bon Secours Health System, Inc., as co-filers (collectively with the Lead Proponent, the "Proponents").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Lead Proponent as notice of the Company's intent to omit the proposal from the 2015 proxy materials. Likewise, we take this opportunity to inform the Lead Proponent that if the Proponents elect to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be provided concurrently to the undersigned on behalf of the Company.

THE PROPOSAL

The proposal (attached hereto as Exhibit A) provides in pertinent part:

RESOLVED: Shareholders request that the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

BASIS FOR EXCLUSION

The Company respectfully requests that the Staff concur in its view that the Proposal may be excluded from the Company's 2017 proxy materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. The ordinary business exclusion rests on two central considerations: (1) the subject matter of a proposal (i.e., whether the subject matter involves a matter of ordinary business); and (2) the degree to which the proposal attempts to micromanage a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998); Exchange Act Release No. 20091 (August 16, 1983). The lone exception to this rule is for shareholder proposals that relate to ordinary business matters but that also raise significant social policy considerations that transcend ordinary business. *See e.g., Battle Mountain Gold Company* (February 13, 1992) ("in view of the widespread public debate concerning executive and director compensation policies and practices and the increasing recognition that these issues raise significant policy issues, proposals relating to senior executive compensation no longer can be considered matters relating to registrant's ordinary business").

While the Proposal ostensibly touches on a social policy issue relating to the pricing of pharmaceutical drugs, the Staff has repeatedly concluded that the fact that a proposal seeks to address a social policy issue does not preclude the proposal from exclusion under Rule 14a-8(i)(7). *See, e.g., Apache Corporation*, (March 5, 2008) (proposal seeking the implementation of certain equal employment opportunity principles prohibiting discrimination based on sexual orientation and gender identity excludable where "some of the principles relate[d] to Apache's ordinary business operations"). Here, the Proposal may similarly be excluded from the Company's proxy materials because it requests that the Company prepare a report regarding the details of its pricing decisions, including the rationale and criteria underlying those decisions, which is an aspect of the Company's ordinary business operations, and seeks to micromanage decisions related to the Company's fundamental business strategy.

The SEC has consistently taken the position that proposals concerning a Company's pricing decisions generally may be excluded under Rule 14a-8(i)(7) on the basis that they relate to ordinary business matters. *See e.g., Host Hotels & Resorts, Inc.* (February 6, 2014) (proposal relating to the company's "discount pricing policies" excludable "as relating to Host Hotels' ordinary business operations"). In fact, as recently acknowledged by the SEC in its response to a no-action request submitted by Equity LifeStyle Properties, Inc., "the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis." *Equity LifeStyle Properties, Inc.* (February 6, 2013). While the proposals in the foregoing no-action letters relate to discount pricing, the SEC stated the overall principle more broadly in its response to a non-action request to exclude a discount pricing proposal submitted by Ford Motor Company: "Proposals concerning discount pricing policies are generally excludable under rule 14a-8(i)(7) because the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis." *Ford Motor Company* (January 7, 2011). Much like the proposals in the foregoing no-action letters, the Proposal seeks a report regarding the Company's pricing decisions. Although the Proposal does not specifically call for a discount as in the foregoing no-action letters, the supporting statement to the Proposal suggests that current prices of the Company's drugs are too high and implies that disclosure of price increases would lead to price reductions. *See, e.g., Supporting Statement for Proposal* (referring to "unsustainable drug costs" and "justification for [price] increases for branded drugs already on the market").

Prior SEC no-action letters declining to permit exclusion of shareholder proposals regarding access to pharmaceutical products do not alter the conclusion that exclusion of the Proposal is warranted. Indeed, the Proposal is distinguishable from such no-action letters in a meaningful– and dispositive– way. The Company acknowledges that the SEC has repeatedly refused to permit exclusion of proposals principally focused on access to medicine. *See, e.g. Eli Lilly and Co.* (February 25, 1993) (proposal that the board seek input on, and adopt, a policy of price restraint not excludable as relating to ordinary business matters); *Bristol-Meyers Squibb Company* (February 21, 2000) (proposal that the board implement a policy of price restraint on pharmaceutical products and keep drug prices at reasonable levels, not excludable under Rule 14a-8(i)(7)); *Warner Lambert Company* (February 21, 2000) (same). The proposals in the *Eli Lilly, Bristol-Meyers Squibb Company* and *Warner Lambert Company* no-action letters (collectively, the "Pricing Policy Letters") focused on access to medicine, which the SEC has treated as a significant social policy issue that transcended ordinary business. By contrast, while the Supporting Statement makes only passing reference to access to medicine in one line of the Supporting Statement, the majority of the Proposal, including the resolved clause of the Proposal, focuses on the Company's drug pricing decision making. For example, the resolved clause asks the Company to report "the rationale and criteria used for these price increases" as well as provide "an assessment of the legislative, regulatory, reputational and financial risks they represent for our company." Further, the supporting statement addresses topics such as economic risks ("risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy") and potential compliance considerations ("Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year.... Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.") By focusing on these topics, the Proposal provides additional bases for exclusion, as a proposal focusing on any of these topics may be excluded under Rule 14a-8(i)(7). *See, e.g., Amazon.com, Inc.* (March 11, 2016)(proposal requesting that the company issue a report assessing the financial and reputational risks surrounding sale of products involving animal cruelty excludable on the basis that it involved ordinary business matters, i.e., the sale of particular products and services); *Sprint Nextel Corp.* (March 16, 2010)(proposal requesting an explanation as to why the company had not adopted an ethics code that would promote ethical conduct and compliance with securities laws by its chief executive officer excludable, as proposals seeking "adherence to ethical business practices and the conduct of legal compliance programs" are generally excludable under Rule 14a-8(i)(7)).[1]

In addition to the fact that the Proposal focuses on ordinary business matters, it goes too far in trying to address them. Unlike the Pricing Policy Letters and the Risk Disclosure Letters, the Proposal seeks to micromanage the company's business by requiring detailed, year-over-year disclosure from 2010 to 2016 of price increases for the Company's top ten selling branded prescription drugs as well as the rationale and criteria for each price change. Where proposals have requested reports regarding management decisions that are inherently based on complex business considerations outside the knowledge and expertise of shareholders, the Staff has previously permitted exclusion. *See, e.g., Dominion Resources, Inc.* (January 27, 2014) (proposal that would have required it to "share a report analyzing and making projections on the costs to ratepayers as those costs may appear on cost recovery applications . . . for certain wind projects" excludable); *Wal-Mart Stores, Inc.* (February 27, 2008) (proposal related to company policies and practices related to product safety excludable); *cf. Niagara Mohawk Holdings, Inc.* (January 3, 2001)(proposal recommending a nuclear fuel management plan to achieve fuel cost savings and minimize nuclear waste excludable where the company argued that the proposal "would put the shareholders in the position of micromanaging a highly technical operational matter as to which they are unable to act on an informed basis"). As noted in the Company's periodic reports filed with the SEC, the Company sells dozens of pharmaceutical products in approximately 125 countries. The factors underlying price changes are necessarily complex and vary by product, region and, in some cases, country, for a myriad of reasons, including due to different healthcare regulatory regimes and differences in payment methods and programs depending on the jurisdiction in which a patient is located. *See Eli Lilly and Company 2015 Integrated Report* at 74-75 (discussing the Company's drug pricing policy and efforts to make its products more affordable). By requesting such "intricate detail" in a report on this fundamental element of the Company's business strategy, the Proposal "prob[es] too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 proxy materials.

---

[1] The Company also acknowledges that recent no-action letters have not permitted exclusion where proposals merely request disclosure of the risks to a company from rising pressure to contain drug prices. *See Celgene Corporation* (March 19, 2015); *Vertex Pharmaceuticals Incorporated* (February 25, 2015); *Gilead Sciences*, Inc. (February 23, 2015) (collectively, the "Risk Disclosure Letters"). Here, however, the Proposal requests significantly more information than an assessment of risks related to pricing. As explained above, the focus of the Proposal is a detailed analysis of the complex considerations that factor into the Company's worldwide pharmaceutical pricing decisions. Accordingly, exclusion of the Proposal pursuant to Rule 14a-8(i)(7) is appropriate.

Should the Staff disagree with the conclusions set forth in this letter, or should you require any additional information in support of our position, we would welcome the opportunity to discuss these matters with you as you prepare your response.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Keir Gumbs at kgumbs@cov.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (317) 433-2588 or Keir at (202) 662-5500.

Sincerely,

Tiffany R. Benjamin
Assistant Corporate Secretary
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
U.S.A.

Exhibit A

October 17, 2016

Bronwen Mantlo
Vice President, Deputy General Counsel, and Corporate Secretary
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285

Dear Ms. Mantlo:

Mercy Investment Services, Inc. (Mercy) is the investment program of the Sisters of Mercy of the Americas has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance (ESG) concerns fosters long-term business success. Mercy Investment Services, Inc., a long-term investor, is currently the beneficial owner of shares of Eli Lilly and Company.

Mercy is submitting a shareholder resolution requesting that the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

Mercy Investment Services, Inc. is filing the proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. The verification of ownership is being sent to you separately by our custodian, a DTC participant. Mercy Investment Services, Inc. is serving as lead filer on this proposal.

We look forward to having productive conversations with the company. Please direct your responses to me via my contact information below. We would appreciate receiving a confirmation of receipt of this letter via the email address below.

Best regards,

Donna Meyer, PhD
Mercy Investment Services
2039 North Geyer Road
St. Louis, MO 63131
703-507-9651
dmeyer@mercyinvestments.org

ELI LILLY AND COMPANY
DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5% increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7% for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study, 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.